UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number: 000-11743

WACOAL HOLDINGS CORP.

(Translation of registrant’s name into English)

29, Nakajima-cho, Kisshoin, Minami-ku

Kyoto, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:

EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	October 31, 2011	Consolidated Business Result for the Second Quarter of the Fiscal Year Ending March 31, 2012

2	October 31, 2011	Announcement of Revision (Increase) of Forecasted Amount of Annual Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)

By:	/s/ Ikuo Otani
Ikuo Otani
Managing Director and General Manager of Corporate Planning

Date: October 31, 2011

Exhibit 1

[Translation]

Consolidated Business Results for the Second Quarter of the Fiscal Year Ending March 31, 2012

[U.S. GAAP]

October 31, 2011

Listed Company: Wacoal Holdings Corp.	Stock Exchanges: Tokyo, Osaka
Code Number: 3591	(URL: http://www.wacoalholdings.jp/)
Representative: Position: President and Representative Director	Name: Yoshikata Tsukamoto
For Inquiries: Position: Managing Director and General Manager of Corporate Planning	Name: Ikuo Otani Tel: +81 (075) 682-1028
Scheduled submission date of quarterly report: November 14, 2011
Scheduled start date of dividend payment: -
Supplementary materials regarding quarterly business results: None
Explanatory meeting regarding quarterly business results: Yes

(Amounts less than 1 million yen have been rounded)

1.	Second Quarter of the Fiscal Year Ending March 31, 2012 (April 1, 2011 – September 30, 2011)

(1)	Consolidated Business Results

	(% indicates increase (decrease) from the corresponding period of the previous fiscal year)

	Net Sales		Operating Income		Pre-tax Net Income[1]		Net Income Attributable to Wacoal Holdings Corp.
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%
Second Quarter ended September 30, 2011	87,819	2.3	8,121	32.0	8,045	50.9	4,626	66.3
Second Quarter ended September 30, 2010	85,884	5.3	6,153	62.4	5,332	78.9	2,782	34.5

(Note) Quarterly comprehensive income:	4,717 million yen (—%) for the second quarter ended September 30, 2011
(697) million yen (—%) for the second quarter ended September 30, 2010

	Net Income Attributable to Wacoal Holdings Corp. Per Share	Diluted Net Earnings Attributable to Wacoal Holdings Corp. Per Share
	Yen	Yen
Second Quarter ended September 30, 2011	32.84	32.81
Second Quarter ended September 30, 2010	19.70	19.68

(2)	Consolidated Financial Condition

	Total Assets	Total Equity (Net Assets)	Total Shareholders’ Equity	Total Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
	Million Yen	Million Yen	Million Yen	%	Yen
As of September 30, 2011	218,208	170,746	168,821	77.4	1,198.57
As of the end of Fiscal Year (March 31, 2011)	215,345	168,867	166,967	77.5	1,185.44

[1]

This item refers to “income before income taxes, equity in net income (loss) of affiliated companies, and net loss (income) attributable to noncontrolling interests” in the consolidated statements of income included in our annual report on Form 20-F for the fiscal year ended March 31, 2011.

2.	Status of Dividends

	Annual Dividend
	End of First Quarter	End of Second Quarter	End of Third Quarter	Year-End	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal Year Ended March 31, 2011	—	—	—	20.00	20.00
Fiscal Year Ending March 31, 2012	—	—
Fiscal Year Ending March 31, 2012 (Estimates)			—	23.00	23.00

(Note) Revision of estimated dividends announced during the latest quarter: Yes

3.	Forecast of Consolidated Business Results for the Fiscal Year Ending March 31, 2012 (April 1, 2011 – March 31, 2012)

(% indicates increase (decrease) from the previous fiscal year)

	Net Sales		Operating Income		Pre-tax Net Income		Net Income Attributable to Wacoal Holdings Corp.		Net Income Attributable to Wacoal Holdings Corp. Per Share
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%	Yen
Fiscal Year Ending March 31, 2012	171,000	3.2	9,500	123.3	9,200	146.1	5,400	106.5	38.34

(Note) Revision of forecast of consolidated business results announced during the latest quarter: Yes

4.	Other

(1)	Changes in significant subsidiaries in the second quarter of the current fiscal year (i.e., changes in specified subsidiaries (tokutei kogaisha) which involve change in scope of consolidation): None

(2)	Application of simplified accounting methods and specific accounting methods: None

(3)	Changes in accounting principles:

(i)	Changes due to modifications in accounting standards, etc.: None
(ii)	Changes other than (i) above: None

(4)	Number of Issued Shares (Common Stock)

	Second Quarter ended September 30, 2011	Fiscal Year ended March 31, 2011
(i) Number of issued shares (including treasury stock) as of the end of:	143,378,085 shares	143,378,085 shares
(ii) Number of shares held as treasury stock as of the end of:	2,526,430 shares	2,529,607 shares
(iii) Average number of shares during consolidated second quarter ended September 30:	140,848,930 shares	141,247,104 shares (second quarter ended September 30, 2010)

*Notes on Implementation of Quarterly Review Procedures

This summary of quarterly financial results is not subject to the quarterly review procedures based on the Financial Instruments and Exchange Law. The review procedures for the quarterly financial statements based on the Financial Instruments and Exchange Law had not been completed at the time of disclosure of this summary of quarterly financial results.

*Cautionary Statement regarding Forecast of Business Results

The forecast of business results is based on information available as of the date this data were released and, due to various risks, uncertainties and other factors arising in the future, actual results in the future may differ largely from the estimates set out in this document.

These risks, uncertainties and other factors include: the impact of the ongoing global economic downturn and financial crisis; the impact of weak consumer spending in Japan and our other markets on our sales and profitability; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture, market and sell products in Japan and our other markets that meet the changing tastes and needs of consumers and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand and operate our network of specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs; our ability to attract and retain highly qualified personnel; effects of irregular weather events on our business and performance; risks related to conducting our business internationally; risks from acquisitions and other strategic transactions with third parties; risks from disputes relating to intellectual property; our ability to fully comply with all applicable laws and regulations regarding the protection of customer information and our ability to protect our trade secrets; our ability to establish and maintain effective internal controls; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; direct or indirect adverse effects on the Company of the major earthquake and tsunami that struck Northeast Japan on March 11, 2011 and the impact of any other natural disaster or epidemic on our business; risks of not successfully collecting return of investment in new markets; and other risks referred to from time to time in Wacoal Holdings’ filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Table of Contents for Attached Materials

1.	Qualitative Information Regarding Consolidated Performance during the Second Quarter

(1)	Qualitative Information Regarding Consolidated Business Results

(i)	Performance Overview of the Second Quarter

During the second quarter of the current consolidated fiscal year, although the environment surrounding our group continued to be impacted by certain downturn factors such as limited power supply, the influence of nuclear hazard, as well as fluctuations in exchange rates and stock prices, there were signs of recovery from economic downturn caused by the earthquake that struck Japan on March 11, 2011 and subsequent tsunami (the “Earthquake”).

The fashion and clothing industry was able to capitalize on consumer’s increased consciousness of power-saving through the sale of “Cool Biz”-related clothing, which facilitates reduction in air-conditioning use through the use of certain light and airy fabrics; however sales of other fashion products remained severe.

In this business environment, our group (primarily Wacoal Corp., our core operating entity) entered the second year of our three-year mid-term plan and sought to improve profitability through structural reform of our domestic business and made efforts to strengthening growth by actively developing our overseas business, mainly in China.

As a result of the above, with respect to our consolidated business results for the second quarter of the current fiscal year, overall sales increased as compared to the corresponding period of the previous fiscal year mainly due to the favorable performance of Wacoal Corp. and our business in China, which increased compared to the results from the corresponding period of the previous fiscal year. Operating income increased as compared to the corresponding period of the previous fiscal year due to Wacoal Corp.’s efforts in reducing costs and expenses and due to improvement in the profitability of our domestic subsidiaries.

Net sales:	87,819 million yen (an increase of 2.3% as compared to the corresponding period of the previous fiscal year)

Operating income:	8,121 million yen (an increase of 32.0% as compared to the corresponding period of the previous fiscal year)

Pre-tax net income:[2]	8,045 million yen (an increase of 50.9% as compared to the corresponding period of the previous fiscal year)

Net income attributable to Wacoal Holdings Corp.:	4,626 million yen (an increase of 66.3% as compared to the corresponding period of the previous fiscal year)

(ii)	Business Overview of Our Operating Segments

a.	Wacoal Business (Domestic)

In our Wacoal brand business, sales of core brassieres, mainly spring and summer campaign products, showed steady performance due to our successful appeal to consumers through various educational campaigns with a theme of “wear properly-fitting underclothes”, after our announcement entitled “body aging (physiological changes associated with aging)”, which stemmed from the results of Wacoal Corp. Human Science Research Center’s research in April 2010. Also, sales of new products developed after the presentation of our research focusing on the change of the abdomen and hips due to age and our presentation focusing on busts, as well as our new Style Science functional underwear series did well, and bottom products, which had been in recession, showed an upward trend. In contrast, sales of our seasonal undergarments fell below the results of the previous fiscal year. However, overall sales of our core Wacoal brand business exceeded the results for the corresponding period of the previous fiscal year as a result of the performance of our brassieres and bottom products.

[2]	This item refers to “income before income taxes, equity in net income (loss) of affiliated companies, and net loss (income) attributable to noncontrolling interests” in the consolidated statements of income included in our annual report on Form 20-F for the fiscal year ended March 31, 2011.

In our Wing brand business, overall sales of underwear were below the results for the corresponding period of the previous fiscal year due to the impact of competitors’ products on sales of our underwear products as well as other factors, despite steady performance of our brassieres and bottom products, which was similar to that of our Wacoal brand business. Sales of men’s undergarments fell below sales for the previous fiscal year despite of the good performance of Cool Biz products, mainly due to the reduced sales of our Style Science series products. Due to the above, overall sales of our Wing brand business remained unchanged from the results for the corresponding period of the previous fiscal year.

Regarding our retail business, we implemented organizational restructuring to expand shares in high volume products. Additionally, sales at our direct retail store AMPHI increased due to an increase in the number of shop visitors and average customer spending as a result of improvement of brand recognition. Overall sales of our retail business also exceeded the results for the corresponding period of the previous fiscal year due to steady sales from our Wacoal Factory Stores in general, despite the partial damage to certain stores as a result of the effects of the Earthquake.

In our wellness business, although sales of sports tights and bras from our sports conditioning wear “CW-X” brand showed favorable performance and sales of functionality-focused business pumps increased, overall sales from our wellness business were below the results for the corresponding period of the previous fiscal year due to a decrease in sales from TV infomercials due a decrease in the number of TV infomercials after the Earthquake.

In our catalog sales business, overall sales exceeded the results for the corresponding period of the previous fiscal year due to the good performance of catalog sales and the expansion of internet sales.

As seen above, overall sales of Wacoal Corp. exceeded the results for the corresponding period of the previous fiscal year due to the expansion of our retail business in addition to the steady performance of our core operating businesses, Wacoal and Wing brand. Our operating income also exceeded the results for the corresponding period of the previous fiscal year due to our successful efforts in improving our sales-to-profit ratio, a part of our structural reform that we have implemented from the previous fiscal year, as well as due to our efforts to increase in sales.

Net sales:	59,761 million yen (an increase of 3.1% as compared to the corresponding period of the previous fiscal year)

Operating income:	6,169 million yen (an increase of 22.6% as compared to the corresponding period of the previous fiscal year)

b.	Wacoal Business (Overseas)

As for our overseas operations (from January 2011 to June 2011), we actively made efforts in expanding our U.S. market share and enhancing our product lineup at department stores, which are our major clients, as well as in expanding sales in surrounding countries and internet retailing in response to in the lack of consumer spending in the United States. Net sales denominated in U.S. dollars exceeded the results for the corresponding period of the previous fiscal year as a result of the strong performance of our reasonably-priced brassieres and functional bottom products and the launch of our internet sales in August 2010, which exceeded our original expectations; however, net sales fell below the results for the corresponding period of the previous fiscal year due the strength of the Japanese yen against the U.S. dollar. With respect to profitability, operating income exceeded the results for the corresponding period of the previous fiscal year due to an improvement in our sales-to-profit ratio accompanied with cost reduction efforts. The exchange rate in the second quarter of the current fiscal year was 81 yen per dollar (compared to 90 yen per dollar for the corresponding period of the previous fiscal year).

As for our business in China, consumer spending showed slowed but steady performance, and we continued to make efforts to strengthen our product lineup and promote the opening of new stores mainly in inner mainland China. Although net sales exceeded the results for the corresponding period of the previous fiscal year, the growth thereof slowed due to a significant decline in the number of visitors to department stores, which are our major clients, due to the effect of certain government administrative guidance on the regulations on misleading advertisements and the subsequent termination of sales promotions as a result of the new guidance. With respect to profitability, operating income was below the results for the corresponding period of the previous fiscal year mainly as a result of increases in selling and administrative expenses incurred due to an increase in our numbers of stores.

Net sales:	11,163 million yen (an increase of 5.6% as compared to corresponding period of the previous fiscal year)

Operating income:	1,150 million yen (a decrease of 1.6% as compared to the corresponding period of the previous fiscal year)

c.	Peach John Business

With respect to Peach John Co., Ltd. (“Peach John”) (for the period from March 2011 to August 2011), although our mail-order sales were affected by the suspension of acceptance of orders for our core underwear catalogue (spring edition) due to the Earthquake, net sales exceeded the results for the corresponding period of the previous fiscal year as a result of our successful rescheduling of the timing of publication of the catalogue in line with the change of our sales schedule, as well as due to the success of our TV commercial for our new products that became a popular topic. Net sales from our direct retail stores recovered to the same level as the results for the corresponding period of the previous fiscal year as a result of the steady performance of our existing shops due to an increase in the number of shop visitors and average customer spending as a result of an improvement in selection of goods and our effective campaigns, despite a decrease in the number of shops as compared to the previous fiscal year, in addition to the impact of the Earthquake. As for our directly-managed overseas stores, although the seven stores operated in China showed rather weak performance, our two directly-managed stores in Hong Kong showed good performance. As a result of the above, our Peach John business exceeded the results for the corresponding period of the previous fiscal year.

With respect to profitability, our domestic business showed gradual improvement and we were profitable with respect to our Peach John business as a result of our efforts to achieve efficiency by reassessing the media through which we advertize as well as our efforts to cut labor costs and constant expenses through the integration and elimination of business offices and the coordination of inventories conducted during the previous fiscal year.

Net sales:	6,204 million yen (an increase of 2.0% as compared to the corresponding period of the previous fiscal year)

Operating income:	171 million yen (as compared to 265 million yen of operating loss incurred for the corresponding period of the previous fiscal year)

d.	Other

With respect to the business of Lecien Corporation (“Lecien”), sales from our core innerwear products showed favorable performance as a result of the expansion of offered products jointly developed with our major clients. Conversely, net sales from our apparel business, which offers outerwear products, fell below the results for the previous fiscal year due to a reduction in the number of unprofitable products. As a result, although net sales from Lecien remained at the same level for the corresponding period of the previous fiscal year, operating income exceeded the results for the corresponding period of the previous fiscal year as a result of improvement in profitability.

As for Nanasai Co., Ltd. (“Nanasai”), which engages in the manufacturing, sales and rental business of mannequins and interior design and construction of stores at commercial facilities, net sales were below the results for the corresponding period of the previous fiscal year despite good performance in the of products. This was due to the completion of the shop renovations of department stores commenced during the previous fiscal year, as well as the poor performance of short-term rental business of mannequins due to the restrained investments and the cancellation of various events by our business partners caused by the impact of the Earthquake. Operating income exceeded the results for the corresponding period of the previous fiscal year as a result of a thorough reassessment of costs.

Net sales:	10,691 million yen (a decrease of 5.3% as compared to the corresponding period of the previous fiscal year)

Operating income:	631 million yen (an increase of 190.8% as compared to the corresponding period of the previous fiscal year)

(2)	Qualitative Information regarding Consolidated Financial Condition

(i)	Status of Assets, Liabilities and Total Shareholders’ Equity

Our total assets as of the end of the current consolidated second quarter were 218,208 million yen, an increase of 2,863 million yen from the end of the previous fiscal year, as a result of an increase in accounts receivable.

Our total liabilities were 47,462 million yen, an increase of 984 million yen from the end of the previous fiscal year as a result of an increase in accrued taxes and an increase in deferred tax liabilities.

Total Wacoal Holdings Corp. shareholders’ equity was 168,821 million yen, an increase of 1,854 million yen from the end of the previous fiscal year, due to an increase in retained earnings.

As a result of the above, our total shareholders’ equity ratio as of the end of the current consolidated second quarter was 77.4%, a decrease of 0.1% from the end of the previous fiscal year.

(ii)	Cash Flow Status

Cash and cash equivalents as of the end of the consolidated second quarter of the current fiscal year were 27,319 million yen, an increase of 338 million yen from the end of the previous fiscal year.

(Cash Provided by Operating Activities)

Cash flow provided by operating activities was 4,650 million yen, a decrease of 893 million yen as compared to the corresponding period of the previous fiscal year, after adjustments of changes in assets and liabilities to our net income of 4,705 million yen plus the adjustments of depreciation expenses and deferred taxes.

(Cash Used in Investment Activities)

Cash flow used in investment activities was 1,611 million yen, a decrease of 492 million yen as compared to the corresponding period of the previous fiscal year, due to such things as the acquisition of marketable securities and tangible fixed assets, despite proceeds from the sale and redemption of marketable securities.

(Cash Used in Financing Activities)

Cash flow used in financing activities was 2,604 million yen, a decrease of 1,000 million yen as compared to the corresponding period of the previous fiscal year, due to such things as cash dividend payments.

(3)	Qualitative Information regarding Forecast of Consolidated Business Results

We have revised our forecast of consolidated business results for the fiscal year ending March 31, 2012 as follows since our announcement on July 29, 2011. Also, we plan to revise the amount of our annual dividend scheduled to be paid at the end of the current fiscal year to 23 yen (an increase of 3 yen from the previously scheduled 20 yen) per share, comprehensively taking into account the future prospects of our business results and other factors.

(Forecast of Consolidated Business Results for the Fiscal Year ending March 31, 2012)

Net sales:	171,000 million yen (an increase of 3.2% as compared to the previous fiscal year)

Operating income:	9,500 million yen (an increase of 123.3% as compared to the previous fiscal year)

Pre-tax net income:	9,200 million yen (an increase of 146.1% as compared to the previous fiscal year)

Net income attributable to Wacoal Holdings Corp.:	5,400 million yen (an increase of 106.5% as compared to the previous fiscal year)

Although there is a sign of improvement in domestic consumer spending (as compared to the status right after the Earthquake), the condition of Japanese economy is still severe, reflecting anxiety stemming from overseas economic uncertainties due to the debt crisis in Europe, as well as the protracted strong yen and lower stock prices. Under such business environment, we plan to expand sales by continuously developing products with real value.

As for Wacoal Corp., we will continue to seek to improve the profitability structure of our domestic business through structural reform, will promote developing products based on the key-word “body aging”, which stemmed from the results of Wacoal Corp. Human Science Research Center’s research, and will vitalize bottom products, which have shown an upward trend, as well as brassieres, which are our leading products. We will also actively make efforts to expand our retail business and wellness business, which we believe have further growth potential, and will aim for collaborations with business partners that can exercise the resources of our group, as a whole, and to expand of our market share in the underwear market in Japan.

As for our overseas business, although there are growing concerns about the influence of exchange rates on our business in the United States, we will make efforts to further enhance our product lineup including by the launch of new products, and to improve and expand our sales channels. In China, we will make efforts to expand sales mainly in the inland area, which we believe has continued growth potential, by strengthening our advertisement and promotional activities, as well as our consultative selling, in order to raise awareness of our products, while adequately responding to changes in the business environment.

2.	Matters Concerning Summaries (Other Information)

(1)	Summary of Changes in Significant Subsidiaries during the Current Consolidated Quarter:
Not applicable.

(2)	Application of Simplified Accounting Methods and Specific Accounting Methods:
Not applicable.

(3)	Summary of Changes in Accounting Principles:
Not applicable.

3.	Consolidated Financial Statements

(1)	Consolidated Balance Sheets

Accounts	Previous Fiscal Year as of March 31, 2011	Current Consolidated Second Quarter as of September 30, 2011	Increase/(Decrease)
(Assets)	Million Yen	Million Yen	Million Yen
I. Current assets:
Cash and cash equivalents	26,981	27,319	338
Time deposits	698	210	(488)
Marketable securities	4,819	4,949	130
Trade accounts	20,871	24,032	3,161
Allowance for returns and doubtful receivables	(1,549)	(1,675)	(126)
Inventories	30,956	31,842	886
Deferred income taxes	5,134	4,573	(561)
Other current assets	2,586	3,221	635

Total current assets	90,496	94,471	3,975

II. Property, plant and equipment:
Land	21,774	21,646	(128)
Buildings and building improvements	60,322	59,887	(435)
Machinery and equipment	14,023	13,978	(45)
Construction in progress	93	189	96

	96,212	95,700	(512)
Accumulated depreciation	(46,467)	(46,766)	(299)

Net property, plant and equipment	49,745	48,934	(811)

III. Other assets:
Investments in affiliated companies	14,702	15,055	353
Investments	32,672	32,217	(455)
Goodwill	10,367	10,367	—
Other intangible assets	10,325	9,927	(398)
Prepaid pension expense	158	736	578
Deferred income taxes	879	831	(48)
Other	6,001	5,670	(331)

Total other assets	75,104	74,803	(301)

Total assets	215,345	218,208	2,863

Accounts	Previous Fiscal Year as of March 31, 2011	Current Consolidated Second Quarter as of September 30, 2011	Increase/(Decrease)
(Liabilities)	Million Yen	Million Yen	Million Yen
I. Current liabilities:
Short-term bank loans	6,117	6,408	291
Notes and accounts payables:
Trade notes	1,623	1,542	(81)
Trade accounts	10,507	10,273	(234)
Other payables	5,700	4,781	(919)

	17,830	16,596	(1,234)
Accrued payroll and bonuses	6,201	6,112	(89)
Income taxes payable	1,870	2,998	1,128
Other current liabilities	2,405	2,867	462

Total current liabilities	34,423	34,981	558

II. Long-term liabilities:
Liability for termination and retirement benefits	2,200	2,133	(67)
Deferred income taxes	7,441	7,919	478
Other long-term liabilities	2,414	2,429	15

Total long-term liabilities	12,055	12,481	426

Total liabilities	46,478	47,462	984

(Equity)

I. Common stock	13,260	13,260	—
II. Additional paid-in capital	29,401	29,423	22
III. Retained earnings	136,946	138,755	1,809
IV. Accumulated other comprehensive income (loss):
Foreign currency translation adjustment	(10,344)	(10,241)	103
Unrealized gain on securities	2,596	2,361	(235)
Pension liability adjustment	(2,002)	(1,851)	151
V. Treasury stock	(2,890)	(2,886)	4

Total Wacoal Holdings Corp. shareholders’ equity	166,967	168,821	1,854
VI. Noncontrolling interests	1,900	1,925	25

Total equity	168,867	170,746	1,879

Total liabilities and equity	215,345	218,208	2,863

(2) Consolidated Quarterly Income Statement

Accounts	Previous Consolidated Second Quarter (From April 1, 2010 to September 30, 2010)		Current Consolidated Second Quarter (April 1, 2011 to September 30, 2011)		Increase/ (Decrease)
	Million Yen	%	Million Yen	%	Million Yen
I. Net Sales	85,884	100.0	87,819	100.0	1,935
II. Operating costs and expenses
Cost of sales	41,638	48.5	41,679	47.5	41
Selling, general and administrative expenses	38,093	44.3	38,019	43.3	(74)

Total operating expenses	79,731	92.8	79,698	90.8	(33)

Operating income	6,153	7.2	8,121	9.2	1,968
III. Other income (expenses):
Interest income	46	0.1	49	0.1	3
Interest expense	(55)	(0.1)	(48)	(0.0)	7
Dividend income	361	0.4	437	0.5	76
Gain (loss) on sale or exchange of marketable securities and investments	5	0.0	43	0.0	38
Valuation loss on investment in marketable securities and/or investment securities	(1,047)	(1.2)	(329)	(0.4)	718
Other profit and (loss), net	(131)	(0.2)	(228)	(0.2)	(97)

Total other income (expenses)	(821)	(1.0)	(76)	(0.0)	745

Pre-tax net income	5,332	6.2	8,045	9.2	2,713
Income taxes	2,906	3.4	4,006	4.6	1,100

Equity in net income of affiliated companies and net income before profit (loss) attributable to noncontrolling interests	2,426	2.8	4,039	4.6	1,613
Equity in net income of affiliated companies	440	0.5	666	0.8	226

Net income	2,866	3.3	4,705	5.4	1,839
Profit and (loss) attributable to noncontrolling interests	(84)	(0.1)	(79)	(0.1)	5

Net income attributable to Wacoal Holdings Corp.	2,782	3.2	4,626	5.3	1,844

(3) Consolidated Quarterly Comprehensive Income Statement

Accounts	Previous Consolidated Second Quarter (From April 1, 2010 to September 30, 2010)	Current Consolidated Second Quarter (April 1, 2011 to September 30, 2011)	Increase/ (Decrease)
	Million Yen	Million Yen	Million Yen
I. Net income	2,866	4,705	1,839

II. Other comprehensive profit (loss) – after adjustment of tax effect:
Foreign currency exchange adjustment	(1,487)	97	1,584
Net unrealized gain on securities	(2,244)	(236)	2,008
Pension liability adjustment	168	151	(17)

Total other comprehensive profit (loss)	(3,563)	12	3,575

Comprehensive profit (loss)	(697)	4,717	5,414
Comprehensive profit (loss) attributable to non-controlling interests	(49)	(72)	(23)

Comprehensive profit (loss) attributable to Wacoal Holdings Corp.	(746)	4,645	5,391

(4) Consolidated Cash Flow Statements

Accounts	Previous Consolidated Second Quarter (April 1, 2010 to September 30, 2010)	Current Consolidated Second Quarter (April 1, 2011 to September 30, 2011)
	Million Yen	Million Yen
I. Operating activities
1. Net income	2,866	4,705
2. Adjustments of net income to cash flow from operating activities
(1) Depreciation and amortization	2,264	2,317
(2) Allowance for returns and doubtful receivables	117	129
(3) Deferred taxes	(160)	1,146
(4) Gain (loss) on sale of fixed assets	(145)	38
(5) Gain (loss) on sale and exchange of marketable securities and investment securities	(5)	(43)
(6) Valuation loss on investment in marketable securities and investment securities	1,047	329
(7) Equity in net income of affiliated companies (after dividend income)	(63)	(151)
(8) Changes in assets and liabilities
Increase in receivables	(2,533)	(3,151)
Increase in inventories	(29)	(886)
Decrease (increase) in other current assets	458	(630)
Increase (decrease) in payables and accounts payable	264	(1,028)
Decrease in reserves for retirement benefits	(215)	(388)
Increase in other liabilities	1,275	1,593
(9) Other	402	670

Net cash flow from (used in) operating activities	5,543	4,650

II. Investing activities
1. Increase in time deposits	(920)	(518)
2. Decrease in time deposits	17	1,006
3. Proceeds from sales and redemption of marketable securities	929	1,300
4. Acquisition of marketable securities	(483)	(1,780)
5. Proceeds from sales of fixed assets	351	222
6. Acquisition of tangible fixed assets	(1,405)	(1,496)
7. Acquisition of intangible fixed assets	(396)	(293)
8. Proceeds from sales of investments	32	15
9. Acquisition of investments	(276)	(96)
10. Other	48	29

Net cash flow provided by (used in) investing activities	(2,103)	(1,611)

III. Financing activities
1. Net increase (decrease) in short-term bank loans	(1,114)	291
2. Financing from long-term debt	200	—
3. Repayment of long-term debt	(53)	(35)
4. Increase (decrease) in of treasury stock	257	4
5. Dividends paid in cash to Wacoal Holdings Corp.	(2,824)	(2,817)
6. Dividends paid in cash to the non-controlling interests	(70)	(47)

Net cash flow provided by (used in) financing activities	(3,604)	(2,604)

IV. Effect of exchange rate on cash and cash equivalents	(355)	(97)

V. Increase (decrease) in cash and cash equivalents	(519)	338
VI. Initial balance of cash and cash equivalents	24,317	26,981

VII. Period end balance of cash and cash equivalents	23,798	27,319

Additional Information

Cash paid for:
Interest	56	45
Income taxes, etc.	2,133	1,904
Investment activities without cash disbursement:
Acquisition amount of investment securities through stock swap	—	126

(5)	Notes on Going Concern

Not applicable.

(6)	Segment Information

(i)	Operating Segment Information

Previous Consolidated Second Quarter (From April 1, 2010 to September 30, 2010)

(Unit: Million Yen)

	Wacoal business (Domestic)	Wacoal business (Overseas)	Peach John business	Other	Total	Elimination or corporate	Consolidated
Net sales
(1) Net sales to outside customers	57,947	10,567	6,081	11,289	85,884	—	85,884
(2) Internal sales or transfers among segments	1,131	3,019	17	2,144	6,311	(6,311)	—

Total	59,078	13,586	6,098	13,433	92,195	(6,311)	85,884

Operating income (loss)	5,032	1,169	(265)	217	6,153	—	6,153

Current Consolidated Second Quarter (From April 1, 2011 to September 30, 2011)

(Unit: Million Yen)

	Wacoal business (Domestic)	Wacoal business (Overseas)	Peach John business	Other	Total	Elimination or corporate	Consolidated
Net sales
(1) Net sales to outside customers	59,761	11,163	6,204	10,691	87,819	—	87,819
(2) Internal sales or transfers among segments	1,568	3,061	89	2,820	7,538	(7,538)	—

Total	61,329	14,224	6,293	13,511	95,357	(7,538)	87,819

Operating income	6,169	1,150	171	631	8,121	—	8,121

(Note)  Core products of respective businesses:

Wacoal business (Domestic):	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.

Wacoal business (Overseas):	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.

Peach John business:	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, and other textile-related products, etc.

Other:	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, other textile-related products, mannequins, shop design and implementation, etc.

(ii)	Segment Information by Region

Previous Consolidated Second Quarter (From April 1, 2010 to September 30, 2010)

(Unit: Million Yen)

	Japan	Asia	Europe/N.A.	Consolidated
Net sales to outside customers	75,086	4,594	6,204	85,884
Distribution ratio	87.4%	5.4%	7.2%	100.0%
Operating income	4,586	677	890	6,153

Current Consolidated Second Quarter (From April 1, 2011 to September 30, 2011)

(Unit: Million Yen)

	Japan	Asia	Europe/N.A.	Consolidated
Net sales to outside customers	76,290	5,320	6,209	87,819
Distribution ratio	86.9%	6.0%	7.1%	100.0%
Operating income	7,038	319	764	8,121

(Note)	1.	Countries or areas are classified according to geographical proximity.
	2.	Major countries and areas included in the respective segments other than Japan:
		Asia:various countries of East Asia and Southeast Asia
		Europe/N.A.:North America and European countries
	3.	Sales are classified according to the locations of the consolidated companies.

(7)	Notes on Significant Changes in the Amount of Total Shareholders’ Equity

Not applicable.

(8)	Status of Sales

Type of product	Previous Second Quarter (April 1, 2010 to September 30, 2010)		Current Second Quarter (April 1, 2011 to September 30, 2011)		Increase/(Decrease)
	Amount	Distribution Ratio	Amount	Distribution Ratio	Amount	Distribution Ratio
	Million Yen	%	Million Yen	%	Million Yen	%
Innerwear
Foundation and lingerie	61,690	71.8	64,243	73.1	2,553	4.1
Nightwear	4,334	5.1	4,530	5.2	196	4.5
Children’s underwear	855	1.0	859	1.0	4	0.5

Subtotal	66,879	77.9	69,632	79.3	2,753	4.1

Outerwear/Sportswear	8,739	10.2	8,297	9.4	(442)	(5.1)
Hosiery	880	1.0	853	1.0	(27)	(3.1)
Other textile goods and related products	3,722	4.3	3,954	4.5	232	6.2
Other	5,664	6.6	5,083	5.8	(581)	(10.3)

Total	85,884	100.0	87,819	100.0	1,935	2.3

Exhibit 2

[Translation]

October 31, 2011

To whom it may concern:

WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto, Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Ikuo Otani,
Managing Director and General Manager of Corporate Planning
(Telephone: +81(075)682-1010)

Announcement of Revision (Increase) of Forecasted Amount of Annual Dividend

We hereby give notice that we decided at a meeting of the board of directors held on October 31, 2011 to revise the forecast of the annual dividend for the 64th Fiscal Year ending March 31, 2012 as follows:

1.	Revision of the Forecast of the Annual Dividend for the 64th Fiscal Year ending March 31, 2012

	Annual Dividend
	End of First Quarter	End of Second Quarter	End of Third Quarter	Year-End	Total
	Yen	Yen	Yen	Yen	Yen
Prior forecast	—	—	—	20.00	20.00
Revised forecast			—	23.00	23.00
Current year’s dividend	—	—
Previous year’s dividend (fiscal year ended March 31, 2011)	—	—	—	20.00	20.00

2.	Reasons

Our basic policy on profit distribution to shareholders is to make stable distributions taking our consolidated performance into account, while also trying to improve the value of our business through active investment in order to improve profitability as well as to increase earnings per share.

As for the current fiscal year, we have decided to revise the forecasted amount of our annual dividend to be paid at year-end to 23 yen per share (an increase of 3 yen from the annual dividend paid for the previous fiscal year), taking into account the consolidated business results for the second quarter of the fiscal year ending March 31, 2010 and the forecast of the consolidated business results for such fiscal year, both of which were released today.

*Cautionary Statement

The forecast of business results is based on information available as of the date this data were released and, due to various risks, uncertainties and other factors arising in the future, actual results in the future may differ largely from our estimates set out in this document.

These risks, uncertainties and other factors include: the impact of the ongoing global economic downturn and financial crisis; the impact of weak consumer spending in Japan and our other markets on our sales and profitability; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture, market and sell products in Japan and our other markets that meet the changing tastes and needs of consumers and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand and operate our network of specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs; our ability to attract and retain highly qualified personnel; effects of irregular weather events on our business and performance; risks related to conducting our business internationally; risks from acquisitions and other strategic transactions with third parties; risks from disputes relating to intellectual property; our ability to fully comply with all applicable laws and regulations regarding the protection of customer information and our ability to protect our trade secrets; our ability to establish and maintain effective internal controls; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; direct or indirect adverse effects on the Company of the major earthquake and tsunami that struck Northeast Japan on March 11, 2011 and the impact of any other natural disaster or epidemic on our business; risks of not successfully collecting return of investment in new markets; and other risks referred to from time to time in Wacoal Holdings’ filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

- End -